SEC File Number
                                                                         0-16114
                                                                    CUSIP Number
                                                                       45323G109

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE): /X/Form 10-K //Form 20-F //Form 11-K //Form 10-Q //Form N-SAR

For Period Ended: December 25, 1999
                 -------------------------

   / /  Transition Report on Form 10-K
   / /  Transition Report on Form 20-F
   / /  Transition Report on Form 11-K
   / /  Transition Report on Form 10-Q
   / / Transition Report on Form N-SAR
   For the Transition Period Ended:
                                    --------------------------------------------
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     READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR
 TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant

                                  INACOM CORP.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

                               10810 Farnam Drive
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City, State and Zip Code

                              Omaha, Nebraska 68154
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


PART II -- RULES 12b-25(b) AND (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/X/ (a) The  reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/ (b) The subject annual report, semi-annual report, transition report on Form
        10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable  detail the reasons why Forms 10-K,  20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

InaCom Corp.'s ("InaCom's")Form 10-K for the year ended December 25, 1999 could not be filed within the prescribed time period. InaCom is unable to file this information without unreasonable effort and expense. The Company and its independent auditors are currently in the process of completing their analysis of the accounting for the Company's vendor receivables and the effects on its historical financial statements. As a result, the consolidated financial statements as of and for the year ended December 25, 1999 have not been finalized. The Form 10-K is expected to be completed on or before April 10, 2000. Attached as Exhibit A is a statement from KPMG LLP stating the required report of independent auditors cannot be completed timely.

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PART IV -- OTHER INFORMATION
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(1)    Name  and  telephone  number  of  person  to  contact  in  regard to this notification

       Name:       Thomas J. Fitzpatrick
                   Executive Vice President and
                   Chief Financial Officer
       Telephone
       Number:     (402) 758-3900
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



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                          / / Yes /X/ No

     See attached Exhibit B.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     /X/ Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attached Exhibit B.

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                                  InaCom Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date:    March 27, 2000            By: /s/ Thomas J. Fitzpatrick
                                           ---------------------------------
                                            Thomas J. Fitzpatrick
                                            Executive Vice President and
                                            Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                                                       Exhibit A

                              KPMG PEAT MARWICK LLP
                                 Omaha, Nebraska

March 24, 2000


InaCom Corp. and Subsidiaries
Omaha, Nebraska

Ladies and Gentlemen:

     Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by InaCom Corp. and Subsidiaries on or about March 24, 2000, which contains notification of the registrant's inability to file its Form 10-K by March 24, 2000. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the year ended December 25, 1999, to be included in Form 10-K.

Very truly yours,

/s/  KPMG LLP
   --------------------------
KPMG LLP

                                                                       Exhibit B

                      Part IV - Other Information Narrative

Part IV(2):

     Inacom previously filed its current report on Form 8-K dated February 16, 2000 reporting the disposition of certain assets. Inacom will file an amendment to the Form 8-K to include the pro forma financial information required under
Item 7 of the form after the Form 10-K for the year ended December 25, 1999 is filed.

Part IV(3):

     Inacom issued a press release on February 16, 2000 announcing that it expected to report (a) a loss of $.94 per share before special charges for its fourth quarter of 1999 compared to net earnings of $.63 per share in the fourth quarter of the prior year, (b) revenues of $1.54 billion for its fourth quarter compared to $1.72 billion in the prior year and (c) a special charge of between $80 million and $100 million, which is in addition to the previously announced special charge of between $100 million and $150 million.